                                                         Free Writing Prospectus
                                                      Filed Pursuant to Rule 433
                                                 Registration No.: 333-130408-01

MLMT 2006-C1 - New Issue $2.490 bn approx Fixed Rate CMBS
Merrill Lynch Mortgage Trust 2006-C1
Commercial Mortgage Pass-Through Certificates, Series 2006-C1

Bookrunner:       Merrill Lynch
Co-Lead Managers: Merrill Lynch, LaSalle Financial Services
Co-Managers:      PNC, Goldman Sachs, Morgan Stanley
Rating Agencies:  Fitch, S&P

Class   Size($mm)  (F/S)    WAL    Coupon   Pxd    Price   Yield   MDur
 A1A     244.645  AAA/AAA  8.934  NW-0.000  S+22  99.92160  5.808   6.73

Settle: 5/25/2006 (with 24 days Accrued).  Bonds Pay on 12th.
Legal Final: May 12, 2039
Initial Net WAC: 5.8444185. NW-0.000 coupon means Initial Coupon is 5.8444185

The depositor has filed a registration statement (including a prospectus) with the SEC (SEC File No. 333-130408) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at
www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free (866) 500-5408.

The information set forth herein is subject to change prior to the time of sale of any securities sold to you.

Any disclaimers or other notices that may appear in the text of, at the bottom of, or attached to, this communication (other than as contained in this paragraph) should be disregarded. Such disclaimers or other notices have been automatically generated as a result of this message being sent via Bloomberg or another system.